UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TOTAL SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Ryan J. Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 20,291,726
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 20,291,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,291,726
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.95%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 409,630,935 shares of Tellurian Inc.’s common stock issued and outstanding as of April 30, 2021, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2021.

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 20,291,726
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 20,291,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,291,726
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.95%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 409,630,935 shares of Tellurian Inc.’s common stock issued and outstanding as of April 30, 2021, as set forth in Tellurian Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2021.

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”) by TOTAL SE (formerly known as TOTAL S.A.), a European company (societas europaea or SE) under the laws of the Republic of France (“Total SE”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total SE, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017, Amendment No. 2 filed on February 19, 2019, Amendment No. 3 filed on April 5, 2019, Amendment No. 4 filed on July 12, 2019, Amendment No. 5 filed on July 10, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on March 17, 2021, Amendment No. 8 filed on March 23, 2021 and Amendment No. 9 filed on April 30, 2021 is hereby amended and supplemented as set forth below by this Amendment No. 10 to the Schedule 13D. This Amendment No. 10 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on May 11, 2021, the Reporting Persons are the beneficial owner of 20,291,726 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 20,291,726 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on May 11, 2021 by (ii) 409,630,935 shares of Common Stock issued and outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2021.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Capital Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person	Trade Date	Number of Shares	Price Per Share
Total Delaware, Inc.	April 30, 2021	592,289	$2.2652	(1)
Total Delaware, Inc.	May 3, 2021	87,384	$2.2082	(2)
Total Delaware, Inc.	May 5, 2021	785,613	$2.0698	(3)
Total Delaware, Inc.	May 6, 2021	538,941	$2.0453	(4)
Total Delaware, Inc.	May 7, 2021	757,831	$2.1676	(5)
Total Delaware, Inc.	May 10, 2021	577,075	$2.0837	(6)
Total Delaware, Inc.	May 11, 2021	1,216,379	$2.1119	(7)

(1)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.2050 to $2.3800 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.2000 to $2.2600 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(3)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.0100 to $2.1250 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(4)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.0000 to $2.0750 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(5)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.1400 to $2.1900 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(6)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.0100 to $2.2100 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(7)

The price reported is the weighted average price. The shares were sold in multiple transactions by Total Delaware, Inc. at prices ranging from $2.0000 to $2.1750 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2021	TOTAL SE
	By:	/s/ Aurélien Hamelle
	Name: Title:	Aurélien Hamelle General Counsel
TOTAL DELAWARE, INC.
	By:	/s/ Vincent Stoquart
	Name: Title:	Vincent Stoquart President